LARGO ANNOUNCES PRICING OF US$5.7 MILLION REGISTERED DIRECT OFFERING

TORONTO, Sept. 25, 2026 /CNW/ -- Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces that it has entered into definitive agreements for the purchase and sale of 10,200,000 common shares of the Company ("Common Shares") and warrants to purchase up to 10,200,000 Common Shares ("Warrants") at a purchase price of US$0.56 per Common Share and accompanying Warrant in a registered direct offering (the "Offering") for aggregate gross proceeds of approximately US$5.7 million. The Warrants will have an exercise price of US$0.70 per share, will be immediately exercisable upon issuance and will expire five years from issuance. The closing of the Offering is expected to occur on or about September 29, 2026, subject to the satisfaction of certain closing conditions. The Offering is subject to the approval of the Toronto Stock Exchange (the "TSX"), including the listing of the Common Shares and the Common Shares issuable upon exercise of the Warrants.

H.C. Wainwright & Co. (the "Placement Agent") is acting as exclusive placement agent for the Offering. The Placement Agent will receive customary agency fees and broker warrants upon closing.

The use of proceeds of the Offering, net of placement agent fees and other Offering expenses payable by the Company, will be for working capital purposes, including to pay trade creditors.

Arias Resource Capital Fund IV LP ("ARC Fund IV"), an affiliate of Alberto Arias, Co-Chief Executive Officer and a director of the Company, and of the Company's largest shareholder and Jim Bannantine, the Co-Chief Executive Officer of the Company, have agreed to purchase an aggregate of 2,499,999 Common Shares and 2,499,999 Warrants in the Offering on the same terms as the other investors. Each of ARC Fund IV and Mr. Bannantine (together, the "Insiders") is a "related party" of the Company and their participation is a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on the exemptions from the formal valuation and minority approval requirements of MI 61-101 in sections 5.5(a) and 5.7(1)(a), as neither the fair market value of the securities to be issued to nor the consideration to be paid by either Insider exceeds 25% of the Company's market capitalization. The participation by the Insiders will not result in insiders of the Company acquiring more than 10% of the outstanding Common Shares in any six-month period and will not materially affect control of the Company.

The securities in the Offering described above are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-290163) previously filed with the U.S. Securities and Exchange Commission (the "SEC"), under the Securities Act of 1933, as amended (the "Securities Act"), and declared effective by the SEC on September 19, 2025. The Offering is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement and the accompanying prospectus describing the terms of the Offering will be filed with the SEC and, once filed, will be available on the SEC's website located at https://www.sec.gov. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained, when available, from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, or by telephone at (212) 856-5711, or by email at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward looking information in this press release includes, but is not limited to, statements with respect to the Offering; the ability of the Company to continue as a going concern; the anticipated number of Common Shares and Warrants to be issued by the Company pursuant to the Offering, the impact of the Offering and the results thereof; receipt of TSX approval; the closing of the Offering, the satisfaction of the closing conditions in the Offering, the anticipated use of proceeds from the Offering.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Neither the Toronto Stock Exchange (nor its regulatory service provider) accepts responsibility for the adequacy or accuracy of this release

SOURCE Largo Inc.